Exhibit 99.1

Undertone Expands its Synchronized Digital Branding Offering to Connected Television
with Alphonso Partnership

Cross-screen Synchronized Digital Branding now possible through connection of Alphonso's Video AI-driven user-level TV viewing data and Undertone's publisher platform and breakthrough digital ad creative

TEL AVIV & NEW YORK – July 9, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a leader in cross-platform Synchronized Digital Branding for the world’s most prominent brands, and Alphonso, the leading TV data company that is relied on by marketers, agencies and broadcasters for mission-critical metrics, are partnering to bring together Undertone’s award-winning digital creative capabilities and premium reach with Alphonso’s large-scale TV viewership data. The combination will allow brands to create Synchronized Digital Branding experiences, personalized across digital screens and platforms, at scale.

“Brands recognize that world-class customer experiences begin with personalization - which demands consistent experience across screens and platforms,” said Raghu Kodige, chief product officer of Alphonso. “That's why we are partnering with Undertone, to give brands the ability to increase engagement by connecting real-time TV viewership data with Undertone’s high impact display ad formats and supply footprint. Together we expect to scale TV-retargeted ads across display formats.”

The average US consumer watches 3 hours and 35 minutes of television per day, breaking that up with 6 hours and 35 minutes each day across different digital devices*. Sophisticated marketers are well aware of this behavior, but struggle to create a consistent messaging experience. This is largely because the ability to connect user-level data - for seamless synchronization across TV to high-impact digital ad formats - has not been available. With the new Undertone and Alphonso partnership, no longer do marketers have to settle for inferior, time-based ad sequencing strategies.

"Undertone has pioneered Synchronized Digital Branding as the only real solution to the chaos of digital fragmentation," said Doron Gerstel, CEO of Perion. "The integration of television viewership data from Alphonso is a significant, cross-platform step forward in our mission. We are thrilled to be partnering with them to combine the power of data, creative and broad reach across platforms."

With this partnership, Undertone can now leverage user-level viewing and exposure data, powered by Alphonso’s Video AI, to intelligently sequence campaigns - using the optimum ad format - across hundreds of high-quality publishers and mobile apps. For consumers, this delivers a more seamless and strategic experience far superior to otherwise disconnected campaigns that don’t account for a viewer’s daily device-shifting habits. Marketers can follow a TV exposure with the right digital message that is built on Undertone's formats and developed by its internal Pixl Studio.

By activating Alphonso’s user-level television ad exposure data through its creative high-impact display ad formats across hundreds of high-quality publishers and mobile apps, Undertone is delivering on the promise of true personalization and full-funnel effectiveness. This innovative channel harmonization will enable marketers to gain deeper insights into the value of their TV campaigns, thanks to enhanced dashboards and reporting tools.

The new capabilities resulting from this partnership are available for Undertone clients immediately. For more information go to: https://www.undertone.com/synchronization/#brand_solutions#tv_data_targeting

*Average Time Spent with Media in 2019 Has Plateaued (eMarketer, May 31, 2019).

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About Alphonso:
Alphonso is a TV data and measurement company, and the market leader in providing brands and agencies with real-time TV ad campaign measurement, closed-loop attribution for TV ads, and TV audience extension across digital devices. Alphonso TV Data Cloud services are used by hundreds of the Fortune 500 brands and agencies in the U.S.
With video AI technology embedded in tens of millions of smart TVs, TV chipsets, set-top boxes, and other connected devices, Alphonso understands what programming and advertising people watch on TV. Its SaaS offering, Alphonso Insights, delivers actionable TV measurement and closed-loop attribution with offline data in real time, to help brands understand the true impact of TV advertising. To learn more, visit www.alphonso.tv.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.